UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

South American Gold Corp.

Full Name of Registrant

Former Name if Applicable

3645 E. Main Street, Suite 119

Address of Principal Executive Office (Street and Number)

Richmond, IN  47374

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to compile the necessary financial information required to prepare a complete filing.  Thus, the Company would be unable to file the periodic report in a timely manner without unreasonable effort or expense.  The Company does expect that it will file within the extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Raymond DeMotte	(765)	356-9726
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes       ☒                 No       ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes        ☒                 No        ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company did not generate any revenue in the three or six months ended December 31, 2011 or 2010.  During the reporting period, the Company increased its ownership interest in Kata Enterprises, Inc., a corporation organized under the laws of the Republic of Panama (“Kata”), from twenty-five percent (25%) of the outstanding capital stock of Kata to own the remaining seventy-five percent (75%) of the outstanding capital stock of Kata.  As part of the foregoing acquisition, an indirect subsidiary of Kata terminated the agreement (the “Agreement”) under which it had a right to acquire certain mining concessions located in the Nariño province of Colombia that were the subject of the IKE-10421 concession application which also resulted in the return to an indirect subsidiary of the Company of the $500,000 payment made by the Company upon closing of the Agreement.  As a result of the above, the Company anticipates reporting other income for the three and six months ended December 31, 2011 of $812,540 and $817,106, respectively, and is the primary reason attributable for the Company anticipating that it will report income of $724,826 for the three months ended December 31, 2011 and income of $456,572 for six months ended December 31, 2011.  This represents a significant increase from a net loss for the three and six months ended December 31, 2010 of $88,330 and 127,380, respectively.

* * * * *

South American Gold Corp.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 15, 2012	By: /s/ Raymond DeMotte
Raymond DeMotte
Its: Chief Executive Officer